SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. --)*

PRETORIA RESOURCES TWO, INC.
(Name of Issuer)

Common Stock

(Title of Class of Securities)

None

(CUSIP Number)

Sally Copperud

405 West Main Street

West Fargo, ND 58078

(701) 277-0080

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 23, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N/A	13D	Page 2 of 5 Pages

(1)	Names of reporting persons: Sally Copperud
(2)	Check the appropriate box if a member of a group: (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds: SC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) : ☐
(6)	Citizenship or place of organization: Reporting Person is a citizen of the United States.
Number of shares beneficially owned by each reporting person with	(7)	Sole Voting Power: 2,279,530
	(8)	Shared Voting Power: -0-
	(9)	Sole Dispositive Power: 2,279,530
	(10)	Shared Dispositive Power: -0-
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,279,530
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 20.72%*
(14)	Type of Reporting Person (See Instructions) IN

* This calculation is based upon 11,000,000 shares of common stock of Pretoria Resources Two, Inc. outstanding as of April 21, 2015, as reported in its Current Report on Form 8-K.

CUSIP No. N/A	13D	Page 3 of 5 Pages

Item 1. Security and Issuer

This Schedule 13D relates to shares of common stock, par value $0.0001 per share (the “Shares”), of Pretoria Resources Two, Inc., a Nevada corporation (the “Issuer”). The principal office of the Issuer is located at 405 West Main Street, West Fargo, ND 58078.

Item 2. Identity and Background

The name of the reporting person is Sally Copperud. Her business address is 405 West Main Street, West Fargo, ND 58078 and her present principal occupation is registered nurse. Ms. Copperud is a citizen of the United States of America.

Ms. Copperud has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Ms. Copperud received 2,279,530 shares in exchange for membership interests in BTND LLC, a Colorado limited liability company (“BTND”), equal to 23% of all membership interests outstanding in BTND, pursuant to the terms of the Agreement and Plan of Merger dated April 6, 2015, as amended on April 14, 2015, (the “Merger Agreement”), among the Issuer, BTND, the members of BTND, BTND Merger Sub, LLC, a Colorado limited liability company and wholly-owned subsidiary of the Issuer (“Merger Sub”), and Titan Asset Advisors LLC, a Delaware limited liability company (“Titan”), under which Merger Sub merged with and into BTND, with BTND continuing as the surviving entity and as the wholly-owned subsidiary of the Issuer (the “Reverse Merger”). Upon closing of the Reverse Merger, the directors and officers of the Issuer appointed new directors and officers and subsequently resigned.

Item 4. Purpose of Transaction

The purpose of the transaction was for the members of BTND to acquire control of the Issuer. Although currently there are no written agreements, plans or proposals, in the future the Reporting Persons may enter into a corporate transaction that would result in a material change in the Issuer’s business operations. Other than as contemplated in the Exchange Agreement, there are currently no plans or proposals which would result in any change any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.

Except as set forth in this Schedule 13D, Ms. Copperud does not have any present plans, arrangements or understandings that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. N/A	13D	Page 4 of 5 Pages

Item 5. Interest in Securities of the Issuer

(a) Ms. Copperud beneficially owns 2,279,530 Shares, representing approximately 20.72% of the outstanding Shares.

(b) Ms. Copperud has sole voting and sole dispositive power over the 2,279,530 Shares that she beneficially owns.

(c) Pursuant to the Merger Agreement, on April 23, 2015, Ms. Copperud received 2,279,530 Shares in exchange for her membership interest in BTND. See Item 3 for more information, which is incorporated by reference in this Item 5.

(d) No other person is known to have a right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Ms. Copperud.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information set forth in Items 3 and 4 is incorporated by reference into this Item 6. Except as described in Items 3 and 4, to the knowledge of Ms. Copperud, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies between Ms. Copperud and any other person, with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits

The following documents are filed as an exhibit to this Schedule 13D:

1.

Agreement and Plan of Merger dated April 6, 2015 as amended on April 14, 2015, among Pretoria Resources Two, Inc., BTND Merger Sub, BTND LLC, the Members of BTND LLC and Titan Asset Advisors LLC (incorporated by reference to Exhibit 2.3 to the Issuer’s Current Report on Form 8-K filed on April 21, 2015).

CUSIP No. N/A	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 29, 2015	By:	/s/ Sally Copperud
Sally Copperud